Exhibit 99.1

Neptune Wellness Appoints Randy Weaver as Interim Chief Financial Officer and Retains Dr. Toni Rinow as Chief Operating Officer

LAVAL, QC, Sept. 27, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced the appointment of Randy Weaver as Interim Chief Financial Officer while retaining Dr. Toni Rinow as Chief Operating Officer.

Mr. Weaver joins Neptune as Interim Chief Financial Officer with a successful track record of leading numerous CPG companies as a senior executive, bringing the knowledge and experience to help Neptune build a solid foundation of growth. Randy will work closely with members of management to improve Neptune's cost structure and unlock areas of opportunity within the Company to deliver profitable growth across its brand units. The addition of Mr. Weaver will allow Dr. Rinow to exclusively focus on her role as Chief Operating Officer and enable the Company to streamline operational responsibilities and execute its growth plans.

Michael Cammarata, President and Chief Executive Officer of Neptune Wellness, said, "We are thrilled to have Randy join our executive team and leverage his expertise in scaling businesses to manage Neptune's growth with a focus on profitability. With the separation of our CFO and COO roles, we are well-positioned to maximize shareholder value through operational execution and cost structure improvements."

Randy Weaver, incoming Interim Chief Financial Officer of Neptune Wellness, commented, "Neptune is at a crucial inflection point following its transformation into a growth-oriented and diversified CPG company. As we accelerate our topline momentum across several verticals, my focus will be on managing profitability and unlocking areas of opportunity within Neptune while we penetrate exciting new markets."

Mr. Weaver was previously the President and Chief Financial Officer of Natural Alternatives International, Inc. (NASDAQ: NAII), where he coordinated a turnaround plan involving substantial cost cutting, restructured the management team and calmed an unsettled customer and investor base, ultimately generating substantial stock appreciation and sustainable profit.  Prior to that role, Mr. Weaver organized and spearheaded the growth of a U.S. food manufacturer from $50 million to $700 million in sales as the Chief Financial Officer.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/27/c2124.html

%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 27-SEP-21